RETO ECO-SOLUTIONS, INC.

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

VIA EDGAR

October 27, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones and Anne Parker

Re:	ReTo Eco-Solutions, Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed October 6, 2022
File No 333-267101

Dear Mr. Jones and Ms. Parker:

ReTo Eco-Solutions, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 20, 2022, regarding the Amendment No. 1 to Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on October 6, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-3 filed October 6, 2022

Cover Page

1.	We note your response to prior comment 2. Please remove the exclusion of Hong Kong and Macau from your definition of “China” and “the PRC”, however, you may clarify that “China” or “the PRC” does not include Hong Kong or Macau when you reference specific laws and regulations adopted by the PRC.

In response to the Staff’s comment, we have revised the disclosure on the cover page and pages ii, iii, iv, 1, 2, 3, 4, 7, 11, 13, 16, 24, 27, 28, 29, 30, 31, 32 and 46 of the Amended Registration Statement.

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We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP